

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

John Cuomo
Chief Executive Officer and President
VSE CORP
6348 Walker Lane
Alexandria, Virginia 22310

> **Re: VSE CORP**
> **Registration Statement on Form S-3**
> **Filed June 30, 2023**
> **File No. 333-273085**

Dear John Cuomo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Luttig at 202-551-3458 or Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joel May